UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 0-10436

A.	Full title of the plan and the address of plan, if different from that of the issuer named below
L.B. Foster Company 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office
L.B. FOSTER COMPANY
415 Holiday Drive
Pittsburgh, PA 15220

L.B. Foster Company
401(k) and Profit Sharing Plan
Financial Statements
and Supplemental Schedule
December 31, 2017 and 2016 and the
Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm
To the Investment Committee of L.B. Foster Company and the Participants in the L. B. Foster Company 401(k) and Profit Sharing Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the L.B. Foster Company 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplementary Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Dixon Hughes Goodman LLP
We have served as the Plan's auditor since 2015.
Charleston, West Virginia

June 27, 2018

L.B. Foster Company
401(k) and Profit Sharing Plan
Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Investments, at fair value	$75,662,521	$68,997,030
Receivables:
Notes receivable from participants	1,537,556	1,352,215
Contributions receivable from employer	875,237	95,664
Contributions receivable from employees	109,280	102,668
Other receivables	26,970	—
Total receivables	2,549,043	1,550,547
Total assets	78,211,564	70,547,577
Liabilities
Payables:
Other payables	4	—
Total liabilities	4	—

Net assets available for benefits	$78,211,560	$70,547,577
See accompanying notes.

L.B. Foster Company
401(k) and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2017

Additions
Investment income:
Interest and dividends	$4,087,767
Net realized/unrealized appreciation in investment fair value	7,454,198
Total investment income	11,541,965
Interest income from notes receivable from participants	55,634
Contributions:
Employee	2,784,950
Employer	1,974,809
Rollover	211,214
Total contributions	4,970,973
Total additions	16,568,572
Deductions
Deductions from net assets attributable to:
Benefit payments	13,296,498
Administrative expenses	49,911
Total deductions	13,346,409
Increase in net assets available for benefits before transfers	3,222,163
Transfers of assets from affiliated plans (Note 1)	4,441,820
Increase in net assets available for benefits after transfers	7,663,983
Net assets available for benefits, beginning of year	70,547,577
Net assets available for benefits, end of year	$78,211,560
See accompanying notes.

L.B. Foster Company
401(K) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2017 and 2016
1. Description of Plan
The following brief description of the L.B. Foster Company 401(k) and Profit Sharing Plan (the “Plan”) is provided for general information purposes. Participants should refer to the summary plan description for more complete information. The plan document is the governing instrument and should be referred to for a full description of the Plan and its provisions.
General
The Plan is a defined contribution plan extended to all eligible employees of L.B. Foster Company (the “Company”) who have attained age 18. Eligible employees are automatically enrolled in the plan. The L.B. Foster Company Investment Committee, appointed by the Board of Directors of the Company, collectively serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
During the Plan year, participants may transfer assets between affiliated plans. For the year ended December 31, 2017, the total fair market value of the net assets transferred in from an affiliated plan, the L.B. Foster Company Savings Plan for Bargaining Unit Employees, was $300.
Effective December 31, 2017, all assets of the Chemtec Energy Services 401(k) Plan (the “Chemtec Plan”) were transferred into the Plan. The total fair market value of the net assets transferred into the Plan from the Chemtec Plan was $1,272,360 which consisted of the following: $1,230,571 of investments at fair value, $27,865 of notes receivable from participants, $10,288 of contributions receivable from employer, and $3,636 of contributions receivable from employees.
Effective December 31, 2017, all assets of the IOS/PCI, LLC 401(k) Plan (the “IOS Plan”) were transferred into the Plan. The total fair market value of the net assets transferred into the Plan from the IOS Plan was $3,169,160 which consisted of the following: $3,064,181 of investments at fair value and $104,979 of notes receivable from participants.
Contributions and Forfeitures
Contributions under the Plan are made by both the participants and the Company. Participants may contribute up to 75% of their annual pretax compensation and up to 100% of their compensation on an after-tax basis, subject to Internal Revenue Code (the “Code”) limitations. Participant contributions and employer matching contributions are invested in accordance with participant elections. The Plan contains an auto-enrollment provision of 3%. In the event that a participant does not make an investment election, contributions are invested in the Fidelity Freedom Fund (target date retirement fund) that coincides with the participant’s date of normal retirement age, until such time as an election is made by the participant. The participant may transfer contributions defaulted to these funds into other investment options at the participant’s discretion.
The Plan includes a provision for an immediate Company match. Participants receive a Company match of 100% of the first 1% of their eligible compensation and 50% of the next 6% of their eligible compensation for a maximum Company match of 4%. To be eligible for the Company’s matching contributions, participants must make pretax deferral contributions or Roth 401(k) after-tax deferral contributions. The Plan will match the combined total of these contributions up to the matching limit.
The Company, upon resolution of the Board of Directors, may make a discretionary profit-sharing contribution of an amount out of, but not in excess of, the Company’s current or accumulated profits. Participants must have attained one year of service as of the last day of the plan year in order to be eligible for the discretionary profit-sharing contribution, if any, for that year.
Discretionary profit-sharing contributions are directed into eligible participant accounts based on the participants’ investment elections at the time the contribution is made. Discretionary profit-sharing contributions of $675,000 and $0 were approved for 2017 and 2016, respectively. The Company’s matching contributions may be reduced by forfeitures that accumulate from terminations of participants with non-vested employer matching contributions. At December 31, 2017 and 2016, forfeitures of $21,936 and $34,993, respectively, were available to reduce future Company contributions. During the year ended December 31, 2017, forfeitures of $79,979 were utilized to reduce Company contributions.
Participant Accounts
Each participant account is credited with the participant’s contributions, the participant’s allocable share of Company contributions, and related earnings (losses) of the funds. Participant accounts may be invested in 10% increments into Company stock or any of the mutual funds available under the Plan or other investment securities through a self-directed brokerage option at the direction of the participant.
Vesting
A participant’s vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant’s account attributable to the participant’s contributions, (b) that portion of the participant’s account attributable to the Company’s contributions multiplied by the applicable vesting percentage, and (c) related earnings (losses). Participants are 100% vested in Company contributions after two years of eligible service.

Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in his or her participant account immediately upon such event.
Benefit Payments
Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year the distribution occurs and that the participant has at least five years of service. The Plan also allows for age 59 1⁄2 in-service withdrawals of all or any portion of the participant’s vested account balance.
As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, late, or disability retirement, death, or termination of employment may be made in the form of direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant’s vested account balance on the valuation date.
Under the Plan, a participant may elect to withdraw voluntary, after-tax contributions made to the Plan prior to January 1, 1987. Such withdrawals are subject to a $1,000 minimum. In the event of hardship and subject to certain restrictions and limitations, as defined by the Plan document, a participant may withdraw their vested interest in the portion of their account, subject to a $500 minimum, attributable to matching, fixed and discretionary contributions, and related earnings.
Notes Receivable from Participants
A participant may borrow from the vested portion of his or her account, subject to a minimum of $1,000 and a maximum of $50,000. The loan proceeds are deducted from the participant’s account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid early without penalty. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 120 months. The loan carries a reasonable interest rate as determined by the plan sponsor. The interest rate is computed on the date the loan is requested and remains fixed for the full term of the loan.
Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the Plan provisions.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are maintained under the accrual method of accounting in conformity with the accounting principles generally accepted in the United States (“GAAP”).
Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Market values for investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, and credit rating downgrades. The fair values assigned to the investments by the Plan are based upon available information believed to be reliable, which may be affected by conditions in the financial markets. The Plan may not be able to sell its investments when it desires to do so or to realize what it perceives to be its fair value in the event of a sale.
Valuation of Investments and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned. Plan assets are concentrated in Company stock, self-directed brokerage accounts, and mutual funds consisting primarily of stocks and bonds. Realization of the Plan’s net assets available for benefits is dependent on the results of these markets.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Other Receivables and Payables
Other receivables and payables as of December 31, 2017 consist primarily of unsettled trades.
Benefit Payments
Benefit payments are recorded upon distribution of proceeds to a Plan participant.
Administrative Expenses
The Company, as provided by the Plan, pays expenses of the Plan. Certain administrative functions are performed by employees of the Company. No such employees receive compensation from the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.
Subsequent Events
Effective January 1, 2018, the Plan's participants receive a Company match of 100% of the first 3% of their eligible compensation and 50% of the next 2% of their compensation for a maximum Company match of 4% under the provision for immediate Company match. To be eligible for the Company’s matching contributions, participants must make pretax deferral contributions or Roth 401(k) after-tax deferral contributions. The Plan will match the combined total of these contributions up to the matching limit.
3. Income Tax Status
The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (“IRS”) dated March 31, 2014 stating that the form of the plan is qualified under Section 401 of the Code and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
4. Fair Value Measurements
The Plan applies the provisions of Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820), to its financial assets carried in the financial statements at fair value on a recurring basis. ASC 820 defines fair value as the exchange price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy and requires categorization of assets measured at fair value into one of three levels based on the inputs used in the valuation. Assets are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as:

•	Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets.

•	Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.

•
Level 3 – Unobservable inputs that reflect an entity’s own assumptions about the inputs a market participant would use in pricing the asset based on the best information available in the circumstances.

There have been no changes in the methodologies used at December 31, 2017 and 2016, nor have there been any transfers between levels during the years presented. The following is a description of the investments and valuation methodologies used for assets measured at fair value:
Common stock
The Company's common stock is valued daily at the closing price reported on the active market.
Mutual funds
Various mutual funds are offered to the Plan participants. Mutual funds are publicly traded investments and are valued daily at the closing price reported on the active market on which the funds are traded.
Stable value collective trust funds
Fidelity Managed Income Portfolio Class 1 (“MIP CL 1 Fund”) and Putnam Stable Value Fund (“Putnam”) are the only stable value collective trust funds available to the Plan. The Plan uses the net asset value (“NAV”) per share of the funds provided by the trustee as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the funds, the trustee reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. The funds’ units are issued and redeemed daily at the constant NAV of $1 per unit. The funds’ investment objective is stability of principal and high current income.
Self-directed brokerage accounts
Accounts primarily consist of publicly traded cash reserves, common stocks, preferred stocks, and publicly traded partnerships and trusts that are valued on the basis of readily determinable market prices.
Investments, stated at fair value, included in the Statements of Net Assets Available for Benefits consisted of mutual funds totaling $69,062,476 and $63,674,806, the self-directed brokerage accounts of $3,203,380 and $2,669,734, the Company’s common stock fund of $2,368,493 and $1,704,924 and the Company’s Stock Purchase Account of $2,393 and $970 as of December 31, 2017 and 2016, respectively. These investments are valued based upon daily unadjusted quoted prices and, therefore, are considered Level 1.
The following table illustrates the amounts included in the above investments as a result of merging the Chemtec Plan and the IOS Plan into the Plan:

	December 31, 2017
	Chemtec Plan	IOS Plan	Total
Mutual funds	$1,221,894	$3,057,539	$4,279,433
Company's common stock	5,254	—	5,254
Company's Stock Purchase Account	1,174	—	1,174
	$1,228,322	$3,057,539	$4,285,861
These investments are valued based upon daily unadjusted quoted prices and, therefore, are considered Level 1.
Excluded from the fair value disclosure above, the investment in the stable value collective trust funds are measured at NAV per share as a practical expedient. The net asset value as of December 31, 2017 and 2016 for the investment is $1,025,779 and $946,596, respectively. There are no unfunded commitments in regards to the funds at December 31, 2017.
Included within the Plan's investment in the stable value collective trust funds as of December 31, 2017 were $2,249 transferred in from the Chemtec Plan, which are measured at NAV per share as a practical expedient.
Included within the Plan's investment in the stable value collective trust funds as of December 31, 2017 were $6,642 transferred in from the IOS Plan, which are measured at NAV per share as a practical expedient.
5. Transactions with Parties-in-Interest
Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan’s administration are absorbed by the Company and may qualify as party-in-interest transactions under ERISA. The Plan also invests in Company stock. The Company is the plan sponsor, and therefore, transactions with the Company may qualify as exempt party-in-interest. Notes receivable from participants also qualify as exempt party-in-interest transactions.

6. Reconciliation of Financial Statements to Form 5500
The Form 5500 has been prepared using the fair value of the underlying investments held by the stable value investment fund, instead of using NAV as the practical expedient to estimate fair value (see Note 4). The following is a reconciliation of the net assets available for benefits per the financial statements to Schedule H of Form 5500 as of December 31:

	2017	2016
Net assets available for benefits per financial statements	$78,211,560	$70,547,577
Adjustment from NAV to fair value for stable value collective trust fund investment	(2,873)	2,329
Net assets available for benefits per Form 5500	$78,208,687	$70,549,906

The following is a reconciliation of the net increase before transfers in the Statement of Changes in Net Assets Available for Benefits per the financial statements for the year ended December 31, 2017, to net income per Form 5500:

Net increase per the financial statements	$3,222,163
Net change in adjustment from NAV to fair value for stable value collective trust fund investment	(5,208)
Net income per Form 5500	$3,216,955

Supplemental Schedule
L.B. Foster Company
401(k) and Profit Sharing Plan

EIN #25-1324733 Plan #201

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2017

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares Held	Fair Market Value
Fidelity Investments*:
Government Income Fund	Government obligations	155,436	1,586,999
Balanced Fund – Class K	Equities	86,592	2,054,835
Low Price Stock Fund – Class K	Equities	63,852	3,399,712
International Discovery Fund – Class K	Equities	63,437	2,888,326
Capital Appreciation Fund – Class K	Equities	55,097	1,942,721
Contrafund K	Equities	11,893	1,455,630
Extended Market Index Fund – Premium Class	Index funds	19,095	1,171,890
International Index Fund – Premium Class	Index funds	22,633	977,659
Small Cap Index – Premium Class	Index funds	7,357	149,486
US Bond Index Fund – Premium Class	Fixed income securities	92,020	1,062,060
500 Index Fund – Premium Class	Index funds	56,186	5,250,569
Freedom Income Fund – Class K	Equity funds, fixed income funds	105,960	1,246,088
Freedom 2005 – Class K	Equity funds, fixed income funds	9,202	110,456
Freedom 2010 – Class K	Equity funds, fixed income funds	8,081	129,611
Freedom 2015 – Class K	Equity funds, fixed income funds	177,619	2,364,881
Freedom 2020 – Class K	Equity funds, fixed income funds	332,421	5,468,451
Freedom 2025 – Class K	Equity funds, fixed income funds	172,853	2,470,507
Freedom 2030 – Class K	Equity funds, fixed income funds	364,368	6,490,977
Freedom 2035 – Class K	Equity funds, fixed income funds	141,786	2,147,767
Freedom 2040 – Class K	Equity funds, fixed income funds	235,992	2,728,270
Freedom 2045 – Class K	Equity funds, fixed income funds	193,415	2,346,615
Freedom 2050 – Class K	Equity funds, fixed income funds	148,457	1,808,305
Freedom 2055 – Class K	Equity funds, fixed income funds	52,918	722,903
Freedom 2060 – Class K	Equity funds, fixed income funds	11,553	141,047
Government Money Market Fund	Government obligations, money market securities	1,919,237	1,919,237
Managed Income Portfolio Class 1	Stable value fund	1,019,137	1,019,137
Putnam Stable Value Fund	Stable value fund	6,642	6,642
Franklin Mutual Shares Class Z	Equities	101,289	2,899,913
Glenmede Small Cap EQ IS	Equities	35,343	1,115,790
Prudential Jennison Mid-Cap Growth Fund - Class Q	Equities	37,576	1,443,313
Janus Triton N	Equities	41,557	1,203,895
PIMCO Total Return Fund	Fixed income securities	263,390	2,705,015
PIMCO Real Return Institutional Fund	Fixed income securities	106,402	1,176,803
Allianz NFJ Small Cap Value Fund	Equities	78,481	1,907,742
Oppenheimer Developing Markets A Fund	Equities	17,413	748,751
Touchstone Large Cap Focused Fund Class A	Equities	90,434	3,826,252
Self Directed Brokerage Account	Equities	—	3,203,380
			73,291,635

L.B. Foster Company
401(k) and Profit Sharing Plan

EIN #25-1324733 Plan #201

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) (continued)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares Held	Fair Market Value
L.B. Foster Company*:
Stock Fund	Common stock	87,237	$2,368,493
Stock Purchase Account	Money market securities	—	2,393
			2,370,886
			75,662,521
Participant loans*	Participant loans, interest rates ranging from 4.25% to 8.75%, various maturities ranging from one to thirty years **		1,537,556
			$77,200,077

*	Party in interest

**	Includes loans granted prior to a Plan amendment requiring a five year repayment from the grant date

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L.B Foster Company 401(k) and Profit Sharing Plan
(Name of Plan)

Date:	June 27, 2018	/s/ Brian H. Kelly
Brian H. Kelly
Senior Vice President -
Human Resources and Administration